Exhibit 99.1

Indivior to Announce Q4 / FY 2024 Results and Host Webcast on February 20th

Slough, UK, and Richmond, VA, February 4, 2025 - Indivior PLC (NASDAQ/LSE: INDV) today announced that it will release its Q4 / FY 2024 results on February 20th at 7:00 a.m. London time (2:00 a.m. U.S. Eastern). The results will be available via the London Stock Exchange's Regulatory News Service (RNS) and on the "Investors" section of the company's website at www.indivior.com.

Mark Crossley, Chief Executive Officer, and other members of Indivior's leadership team will host a presentation via live webcast at 1:00 p.m. London time (8:00 a.m. U.S. Eastern) on February 20th.

Access to the Live Webcast Presentation:

The webcast event and materials can be accessed on the "Investors" section of the company's website at www.indivior.com before the event begins.

The webcast link: https://edge.media-server.com/mmc/p/bfut8veu

Participants may access the presentation telephonically by registering with the following link:
https://register.vevent.com/register/BIb27314d7848f43e682309a38029a2114
(Registrants will have an option to be called back directly immediately prior to the call or be provided a call-in # with a unique pin code following their registration)

A replay of the presentation will be available at www.indivior.com.

About Indivior
Indivior is a global pharmaceutical company working to help change patients' lives by developing medicines to treat substance use disorders (SUD). Our vision is that all patients around the world will have access to evidence-based treatment for the chronic conditions and co-occurring disorders of SUD. Indivior is dedicated to transforming SUD from a global human crisis to a recognized and treated chronic disease. Building on its global portfolio of OUD treatments, Indivior has a pipeline of product candidates designed to expand on its heritage in this category. Headquartered in the United States in Richmond, VA, Indivior employs over 1,000 individuals globally and its portfolio of products is available in over 30 countries worldwide. Visit www.indivior.com to learn more. Connect with Indivior on LinkedIn by visiting www.linkedin.com/company/indivior.

Contact:
Jason Thompson
Vice President, Investor Relations
Tel: 804-402-7123 or jason.thompson@indivior.com

Tim Owens
Director, Investor Relations
Tel: 804-263-3978 or timothy.owens@indivior.com